Exhibit 99.1
FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
OCTOBER 13, 2009
LJ INTERNATIONAL OUTLINES EXPANSION STRATEGY
IN SPECIAL LETTER TO SHAREHOLDERS
HONG KONG, October 13, 2009 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced that it has issued a Special Letter to Shareholders outlining its growth strategy for both its wholesale and retail business divisions. Text of the letter is as follows:
“Dear Fellow Shareholder,
The recent global financial crisis, as you well know, has been challenging for LJ International (LJI) (Nasdaq: JADE) and for the jewelry business in general. The view looking forward is significantly brighter, however, and I am writing you today to share it with you. If I have one message above all, it is that LJI has been one of the few jewelry companies able to not only survive the recent global recession but emerge from it stronger than ever. The Company looks ahead to significant growth as the global economy recovers and growth re-accelerates in China, where our ENZO retail jewelry chain has clearly established itself as the largest foreign player in the market and, by most measures, the fastest growing amongst both foreign and domestic competitors.
Impact of Global Financial Crisis on LJI and Jewelry Industry
But before going into the details of our current situation and outlook, I want to share some thoughts with you about the recent financial crisis and how we view it in the context of our own history.
LJI is no newcomer to the stock market or to the global jewelry market. We launched our jewelry production facilities in Hong Kong in 1987 followed by our expansion into the People’s Republic of China in 1990, when we set up shop in Shantou. We established a major manufacturing presence in Shenzhen in 1998. In that same year, our shares began trading on the Nasdaq Stock Market and entered the select ranks of major publicly-traded firms in the jewelry business. In December 2004, after two years of careful planning, we gained the critical first-mover advantage by becoming the first non-PRC-based company to begin retail jewelry operations in China following the country’s acceptance into the World Trade Organization (WTO).

I recite all this history to make a point: LJI has been around long enough to see plenty of economic ups and downs, and it has not only survived them but has emerged from them in better shape than before. High quality — in both product and customer service — is one reason. Another is our longstanding financial practice of maintaining a strong cash position while keeping our long-term debt to a minimum. The recessions that began in 1990 and 2000, as well as the Asian financial panic of 1998, wiped out many businesses that were too heavily leveraged in an effort to boost their profits in boom times. LJI has never operated that way, and never will. As a result, we are emerging from the latest downturn with our long-term strategy unchanged, our balance sheet as sound as ever, our cash flows healthy and our capital resources intact.
Here is a more detailed look at where we stand now and what we expect to see in the next two years:
LJI’s strategy has not changed. China’s retail market continues to be our future. Ever since we opened the first stores of our ENZO chain in December 2004, we have been committed to a strategy based on retailing. Our wholesale and manufacturing operations play crucial supporting roles, but we have consistently envisioned China’s untapped retail market, as the key long-term driver of growth in revenues and profits. The global recession and the slowdown in China’s growth rate forced us to revise our expectations, but our three strategic fundamentals remain in intact. They are to:
1) expand retail operations in China by opening new ENZO stores;
2) maintain our market position in the global wholesale jewelry business in order to take advantage of the opportunity to capture additional market share following the end of the current recession and
3) continue to deliver high retail margins as a result of our ‘mine-to-consumer’ vertically integrated supply chain. That was our plan five years ago. It is our plan now.
LJI’s wholesale business is slimmed-down but healthy. Obviously, we would be much farther along this growth track if the world economy had steadily hummed along since 2007. But considering the harsh environment for sellers of luxury goods in both the retail and wholesale markets, we are not dismayed by our record of the past two years or by our current situation. The drop in our wholesale revenues reflects the sharp contraction in that part of the global jewelry market. We do not expect a quick wholesale rebound; maintaining the status quo is a more realistic hope. But we’re entering this period of more-or-less flat sales with little long-term debt, ample working capital and plenty of cash. In other words, our wholesale operations are scaled-down but financially healthy, profitable and positioned to gain market share following a recovery in the U.S. economy.
Despite today’s economic headwinds, ENZO’s brand recognition and comparable same-store-sales growth continues to increase. Our ENZO chain has reported robust revenue growth — 37% year-over-year in the first half of 2009 — despite a period of sluggishness in China’s economy. Moreover, ENZO has accomplished this feat without a significant net addition of stores. Its store count has remained in the low 90s over the past two years. So its strong revenue performance results not from new store openings but from prudent management of existing stores and the ability to close stores that are not performing up to ENZO standards. Comparable- store growth was 25% in 2008, and we estimate that it will exceed 20% in 2009. For the first eight months of 2009, average sales per store rose a remarkable 32% from the same period in 2008, to a monthly average of over $52,000. Sales-per-square-feet increased by over 50%, to an average of over $850 per square foot.
It’s not just ENZO revenues that are growing, but earnings as well. Our focus on improving the productivity and brand recognition of our ENZO stores over the past two years has certainly paid off. Our ENZO stores have been streamlined to the point where an average new store becomes profitable within two to three months after its opening date while also experiencing record sequential month-to month growth rates, which should enable them to achieve store-level maturity of close to $600,000 per year within the first full year of operation. In other words, new ENZO stores do not reduce retail margins but rather now quickly produce gains not only in revenues but in net income as well. This fact is extremely important to our outlook when we expect to open approximately 100 new ENZO stores over the next two years.
Retail margins continue to benefit from our mine-to-consumer integration. Along with rising revenues, ENZO has maintained gross margins consistently in the 54%-to-55% range. (Wholesale margins continue at their historic level of approximately 18%-21%). ENZO’s operating and net margins are also high. With a net margin of 8%, every $10 million in ENZO sales should add an additional $800,000, or $0.03 per share, to LJI’s bottom line. Such is the benefit of our vertically integrated supply chain, which cuts out middlemen and enables us to sell at exceptionally high retail margins.
China’s strong growth is resuming. The worldwide downturn that threw most national economies into deep recession put the brakes at least temporarily on China’s double-digit growth. According to government figures and the website TradingEconomics.com, GDP growth in the first quarter of 2009 declined to an annual rate of 6.1%, high by developed-world standards but only about half the rate China was reporting in 2007. But with $600 billion in government stimulus spending now working its way through the economy, the slowdown appears to be over. GDP in the second quarter rose to 7.9%, and factory output rose 12.3% year-over-year in August 2009. Retail sales were up 15.4% year-over-year in that month, suggesting that Chinese consumers are eager to spend at even early signs of a turnaround. It’s too early to tell precisely how the retail jewelry market will respond to this upturn, but if its recent past is any guide it may be growing faster than retail in general. Its compound annual growth rate from 2003 to 2008 was a stunning 35%. We don’t expect the next five years to match that record, but we do not think an annual growth rate of 15%-20% is unreasonable to expect.
ENZO is positioned to grow faster and more profitably than the industry. In the context of a reviving retail jewelry market, we see ENZO as ideally positioned to rapidly gain market share and to grow well ahead of the overall market rate — and to do it profitably. Jewelry retailing in China remains highly fragmented, with some 25,000 stores and no chain able to claim more than 4% of that total. ENZO is already among the top five chains on the basis of store count as well as brand recognition. It is also well-represented in China’s Tier One cities such as Beijing and

Shanghai, with a presence in Tier Two cities that could grow to Tier One status in coming years. ENZO plans to open an additional 100 new stores over the next two years, bringing its total to just fewer than 200. Historically, ENZO stores have cost an average of approximately $400,000 to open (with about $300,000 of this for inventory) and are expected to achieve profitability within two-three months compared to nearly six months in 2007/2008. Annual sales per store now average over $600,000.
Our strong financial position will provide us with the flexibility to return to an expansion mode. The same recession that has destroyed over-leveraged companies creates new openings for conservative ones such as LJI. Thanks to our longstanding policy of maintaining an ample cash position and holding long-term debt to a minimum, we are emerging from the downturn with plenty of capital and fewer strong competitors. With a strong cash position, minimal long-term debt and borrowing capacities, we expect to have access to the necessary capital to help us meet our goal of 100 new ENZO store openings by the end of 2011.
As I look back on last year’s economic shocks and their aftermath, I can truly say that I have never seen a more challenging global business environment in my lifetime. It is a tribute to the skill, experience and loyalty at LJI that this Company is in its current healthy, forward-looking state. I also want to thank those investors who have stayed with us through these times. As always, I consider it my mission as chief executive to act for the greatest benefit of you, the owners of LJI, and to follow a strategy that will result in the greatest value to shareholders. I look ahead to recovery, prosperity and a reward for the patience and hard work of everyone in the LJI family.
Sincerely,
Yu Chuan Yih
Chairman and CEO
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. LJ International (“Company”) cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Press Release or made by the Company’s management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company’s control. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify forward-looking statements. The following factors, in addition to those included in the Company’s filings with the Securities and Exchange Commission (SEC), in some cases have affected and in the future could cause the Company’s actual results, such as its ability to open approximately 100 new ENZO retail stores by the end of 2011 as well as its financial guidance for both the third quarter of 2009 and beyond, to differ materially from those expressed or implied in any of the forward-looking statements included in this Press Release or otherwise made by management: the current global financial crisis and general economic conditions; changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions in the U.S., China as well as other foreign jurisdictions in which the Company operates, including, but not limited to; the impact of competition and pricing; market price of key raw materials; ability to source or purchase raw materials, gemstones and other precious or semi-precious metals from its global supplier base; political instability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of suitable store locations at appropriate terms; ability to develop new merchandise; ability to hire, train and retain associates; estimates of expenses which the Company may incur in connection with the closure of any underperforming ENZO stores and related direct-to-consumer operations; and the outcome of any pending or future litigation. Future economic and industry trends, both in the jewelry industry as well as geographically in the U.S. and China, which could potentially impact revenue and profitability, are difficult to predict. Therefore, there can be no assurance that the forward-looking statements included in this Press Release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other person, that the Company’s expansion plans, particularly its goal to open approximately 100 new ENZO stores by the end of 2011, will be achieved. The forward-looking statements herein are based on information presently available to the management of the Company. Except as may be required by applicable law, the Company assumes no obligation to publicly update or revise its forward-looking statements.
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